Exhibit 99.66

Drilling 180 m Southwest of Arrow Returns 10.0 m at 10.33% U3O8 and 5.0 m at 14.35% U3O8.

Vancouver, BC, August 23, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report assay results for ten holes from our recently completed winter 2016 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Highlights:

180 m Southwest of Arrow

Assays have confirmed that multiple drill holes at the new area 180 m southwest of Arrow have intersected significant high grade uranium mineralization and all ten holes are mineralized.

•	AR-16-90c3 intersected 13.0 m at 8.09% U3O8 (710.5 to 723.5 m) including 10.0 m at 10.33% U3O8 (710.5 to 720.5 m) and an additional interval of 5.0 m at 14.35% U3O8 (702.5 to 707.5 m).

•	AR-16-82c3 (60 m down-dip and northeast from AR-16-90c3) intersected 6.0 m at 4.21% U3O8 (752.5 to 758.5 m) and 6.0 m at 3.46% U3O8 (672.0 to 678.0 m) in two distinct intervals.

•	AR-16-77c2 (77 m down-dip and northeast from AR-16-90c3) intersected 37.0 m at 0.63% U3O8 (614.0 to 651.0 m) including 10.0 m at 1.79% U3O8 (623.0 to 633.0 m).

•	AR-16-90c2 (49 m down-dip and northeast from AR-16-90c2) intersected 3.5 m at 3.63% U3O8 (774.0 to 777.5 m).

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow Deposit currently covers an area of 870 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The summer 2016 program comprising 35,000 m of drilling is continuing with seven drill rigs active.

•	The Company has cash on hand of approximately $91 million.

A schematic long section and plan map are shown in Figures 1 and 2. Table 2 shows complete assay results.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Drill hole AR-16-90c3 in the 180 m southwest area has returned strong high grade uranium mineralization across broad intervals. Numerous zones of high grade uranium mineralization have been intersected in many of the holes drilled at this new area. The 180 m southwest area is an exciting development for NexGen as we continue to systematically drill test for multiple stacked mineralized shear zones, akin to Arrow, and to determine its dimensions as it remains open in all directions and at depth.”

Leigh Curyer, Chief Executive Officer, commented: “These results confirm the significant expansion potential of Arrow at the 180 m southwest area. The focus of drilling at Arrow continues to target the 180 m area, expansion and infill drilling. In parallel, Harpoon and regional drilling of geophysical targets along trend from Arrow are the focus for the summer program.”

Figure 1: Schematic Longitudinal Section of the Arrow Deposit and the Area 180 m Southwest of Arrow

SW
NE
Unconformity
250m
500m
750m
Arrow Deposit*
201.9 M lbs U3O8
3.48 M t at 2.63% U3O8
including
A2 High Grade Domain
120.5 M lbs U3O8
0.41 M t at 13.26% U3O8
(Inferred)
AR-16-87
AR-16-89
Alteration Zone
AR-16-90c3
13.0 m at 8.09% U3O8
5.0 m at 14.35% U3O8
AR-16-90c2
AR-16-77c2
AR-16-82c1
AR-16-82c3
AR-16-82c2
OPEN
OPEN
OPEN
OPEN
AR-16-77c1
AR-16-90c1
AR-16-75
180m
100m

Arrow Deposit
Schematic Longitudinal Section
Rook I Property

Athabasca Basin
Saskatchewan, Canada

A2 High Grade Domain

Other Lenses

* The Arrow Inferred Mineral Resource was completed by RPA Inc. and has an effective date of January 14, 2016
The mineral resource is reported at a cut-off grade of 0.25% U3O8
The cut-off is based on a long term uranium price of USD $65/lb U3O8
The mineral resource is classified into the Inferred catergory based on the CIM Definition Standards

NexGen Energy Ltd.

Figure 2: Drill Hole Locations

Table 2: Arrow Deposit Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-16-77c1	139	-73	957.00	94.65	667.50	669.00	1.50	0.04
					703.50	704.50	1.00	0.01
					722.00	723.00	1.00	0.02
					767.00	768.00	1.00	0.10
					771.50	772.50	1.00	0.03
					776.00	776.50	0.50	0.11
					794.50	795.50	1.00	0.02
					803.50	805.00	1.50	0.01
					831.00	843.50	12.50	0.04
					847.00	851.00	4.00	0.02
AR-16-77c2	139	-73	987.00	94.65	310.50	311.00	0.50	0.03
					571.00	571.50	0.50	0.02
					614.00	651.00	37.00	0.63
				incl.	623.00	633.00	10.00	1.79
					662.00	709.00	47.00	0.15
					717.50	732.00	14.50	0.04
					739.50	742.50	3.00	0.05
					750.00	758.50	8.50	0.02
					761.00	762.00	1.00	0.05
					773.00	779.00	6.00	0.06
					797.50	802.50	5.00	0.02
					805.00	820.00	15.00	0.05
					833.50	836.50	3.00	0.03
					845.00	847.50	2.50	0.05
					898.00	899.00	1.00	0.03
					907.50	909.50	2.00	0.04
					913.50	919.00	5.50	0.02
					935.00	936.50	1.50	0.03
					939.00	942.00	3.00	0.06
AR-16-82c1	140	-75	834.00	N/A	603.50	605.00	1.50	0.02
					656.00	656.50	0.50	0.04
					787.00	791.00	4.00	0.01
					795.00	799.50	4.50	0.29
AR-16-82c2	140	-75	873.00	93.00	236.00	237.50	1.50	0.01
					608.00	609.50	1.50	0.10
					615.50	621.00	5.50	0.09
					688.00	688.50	0.50	0.23

					698.00	698.50	0.50	0.08
					707.50	717.50	10.00	0.06
					730.50	731.50	1.00	0.06
					741.50	742.00	0.50	0.22
					756.00	758.50	2.50	0.04
					775.00	775.50	0.50	0.04
					780.50	782.00	1.50	0.13
					821.00	824.00	3.00	0.05
					840.00	845.00	5.00	0.02
AR-16-82c3	140	-75	834.00	93.00	604.00	607.00	3.00	0.03
					637.50	638.50	1.00	0.07
					643.00	645.00	2.00	0.03
					648.50	651.50	3.00	0.13
					663.00	664.00	1.00	0.37
					672.00	678.00	6.00	3.46
					710.00	711.50	1.50	0.10
					718.00	719.50	1.50	0.23
					724.00	732.50	8.50	0.15
					737.50	738.00	0.50	0.13
					752.50	758.50	6.00	4.21
					795.00	795.50	0.50	0.04
					809.50	811.50	2.00	0.15
AR-16-87	140	-80	327.00	N/A	223.00	228.00	5.00	0.04
					263.00	265.00	2.00	0.01
AR-16-89	140	-80	336.00	N/A	276.00	278.00	2.00	0.05
					281.50	285.00	3.50	0.06
AR-16-90c1	140	-75	879.00	N/A	699.00	699.50	0.50	0.09
					724.50	740.00	15.50	0.02
					743.00	750.00	7.00	0.17
					785.50	792.50	7.00	0.17
					795.50	796.50	1.00	0.02
					803.00	805.00	2.00	0.03
AR-16-90c2	140	-75	870.00	N/A	613.00	616.00	3.00	0.83
					624.00	629.00	5.00	0.08
					632.00	647.50	15.50	0.34
					660.50	669.00	8.50	0.38
					676.00	721.50	45.50	0.20
					726.00	737.00	11.00	0.05
					740.00	751.50	11.50	0.33
					762.50	763.50	1.00	0.13
					774.00	777.50	3.50	3.63

					801.00	802.00	1.00	0.35
					808.50	812.00	3.50	0.08
					816.00	817.00	1.00	0.02
					823.50	826.00	2.50	0.10
AR-16-90c3	140	-75	921.00	N/A	688.00	691.50	3.50	0.05
					698.00	699.00	1.00	0.02
					702.50	707.50	5.00	14.35
					710.50	723.50	13.00	8.09
				incl.	710.5	720.5	10.00	10.33
					727.00	728.50	1.50	0.01
					731.00	739.50	8.50	0.35
					744.00	763.00	19.00	0.27
					769.50	776.50	7.00	0.13
					786.50	793.50	7.00	0.06
					805.00	815.00	10.00	0.06

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, Bow Discovery in March 2015 and the Harpoon Discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.